

🇫🇮 **Erno Tauriainen** • You
Building banking for merchant rewards | Pre-seed closing 7/15/22 | New...
1mo •

🙋‍♂️ Hello friends!

This is huge. Benjamin Capital Partners, Inc is thrilled to invite our friends to invest in our business.

"Banking made for merchant rewards - programmable money"

Check out our Wefunder pitch to see the details and invest!
https://lnkd.in/eeV7ibMk

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#wefunder #community #fundingnews #crowdfunding #business #money #testing #banking



**Erno Tauriainen** · You
Building banking for merchant rewards | Pre-seed closing 7/15/22 | New...
1w · Edited ·

UPDATE on Benjamin Capital pre-seed 💰

We have made good progress overall with both strategy and commitments in the pre-seed round. In this market situation product like ours that helps businesses to make more money and customers earn rewards is a great opportunity.

#strategy

We are launching MVP with limited product features this summer. First product version allows merchants and SMBs to sign up, create an account, generate SMS number for their reward community and start running card-linked offers.

Target with this is to get first customers and hit $25k-$40k MRR in a month or two. This we can achieve with only 150-200 customers, and there is already more than 1,000 in the waitlist.

#funding

MVP launch only requires about $200k in funding and we have 50% of that committed.

Wefunder campaign has been good amongst friends & family and we are filing Form C next week. This will allow us to raise up to $1 007 000. There is still time for friends & family to make reservations until next week before round goes to public. Link in the comments.

Actual pre-seed round we are raising $500k to $750k and started the outreach just last week. There is good amount of interest, we have meetings scheduled in the calendar for almost every day and moving to 2-3 round of talks with couple of investors.

Closing date for the pre-seed is July 15th.

Waitlist keeps growing and is hitting 10,000 sign-ups any day now. Waitlist is a mix of SMBs, merchants and consumers.

That's it for now, stay tuned and check out updated deck + WF page links in the comments!

#startup #seedround



Benjamin
Banking made for merchant rewards
Small business and merchant banking with card-linked offer community
STARBUC
Starbucks

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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.